Notice to ASX/LSE 21 December 2021 Rio Tinto to acquire Rincon Mining lithium project Rio Tinto has entered into a binding agreement to acquire the Rincon lithium project1 in Argentina from Rincon Mining, a company owned by funds managed by the private equity group Sentient Equity Partners, for $825 million. The acquisition demonstrates Rio Tinto’s commitment to build its battery materials business and strengthen its portfolio for the global energy transition. Rincon is a large undeveloped lithium brine project located in the heart of the lithium triangle in the Salta Province of Argentina, an emerging hub for greenfield projects. The project is a long life, scaleable resource capable of producing battery grade lithium carbonate. It has the potential to have one of the lowest carbon footprints in the industry that can help deliver on Rio Tinto’s commitment to decarbonise its portfolio. Rio Tinto Chief Executive Jakob Stausholm said “This acquisition is strongly aligned with our strategy to prioritise growth capital in commodities that support decarbonisation and to continue to deliver attractive returns to shareholders. The Rincon project holds the potential to deliver a significant new supply of battery- grade lithium carbonate, to capture the opportunity offered by the rising demand driven by the global energy transition. It is expected to be a long life, low-cost asset that will continue to build the strength of our Battery Materials portfolio, with our combined lithium assets spanning the US, Europe and South America.” Once acquired by Rio Tinto, the Rincon project will be subject to the completion of studies to confirm the resource and define an Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) compliant resource statement. Work will be undertaken to determine the development strategy and timing, secure updates to existing Environmental Impact Assessment Permits to allow development and production, and undertake ongoing engagement with communities, the province of Salta and the Government of Argentina. This consultation process will ensure we build a world class operation in the province of Salta. The direct lithium extraction technology proposed for the project has the potential to significantly increase lithium recoveries as compared to solar evaporation ponds. A pilot plant is currently running at the site and further work will focus on continuing to optimise the process and recoveries. The market fundamentals for battery grade lithium carbonate are strong, with lithium demand forecast to grow 25-35% per annum over the next decade with a significant supply demand deficit expected from the second half of this decade. As the project is currently held through an Argentine branch of an Australian company, completion of the transaction is conditional upon approval by Australia’s Foreign Investment Review Board (FIRB). Subject to this FIRB approval, the transaction is expected to be completed in the first half of 2022. 1 Rio Tinto has agreed to acquire Rincon Mining Pty Limited, www.rinconmining.com, which owns the Salar del Rincón Project in Argentina and Lithium Extraction Technologies (Australia) Pty which holds certain intellectual property which may be applied in conjunction with lithium projects. EXHIBIT 99.8

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